Exhibit 16.1

October 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

RE:

Saratoga Resources, Inc. – SEC File No. 0-27563

Dear Sir or Madam:

We have read the statements made by Saratoga Resources, Inc., which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K report dated October 8, 2007.  We agree with the statements regarding our firm made in the first sentence of the first paragraph and the statements made in the third, fourth, fifth and seventh paragraphs of the Form 8-K.

We have no basis on which to agree or disagree with any other statements made in the Form 8-K and, accordingly, make no comment on such statements.

Very truly yours,

/s/ Robnett & Co, LP

Robnett & Co., LP